Filed Pursuant to Rule 424(b)(5)
Registration No. 333-170794

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. We may not sell these securities until we deliver a final prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 2013

Prospectus Supplement dated September         , 2013

(to Prospectus dated August 1, 2013)

Chase Issuance Trust

Issuing Entity

Chase Bank USA, National Association

Sponsor, Depositor, Originator, Administrator and Servicer

CHASEseries

$500,000,000 Class A(2013-7) Notes

The issuing entity will issue and sell:	Class A(2013-7) Notes
Principal amount	$500,000,000 (subject to increase up to $1,000,000,000)
Interest rate	One-month LIBOR plus % per annum
Interest payment dates	15th day of each month, beginning October 15, 2013
Scheduled principal payment date	September 17, 2018
Legal maturity date	September 15, 2020
Expected issuance date	, 2013
Price to public	$ (or %)
Underwriting discount	$ (or %)
Proceeds to the issuing entity	$ (or %)

The Class A(2013-7) notes are a tranche of the Class A notes of the CHASEseries.

For a description of how the interest rate for the Class A(2013-7) notes is determined see “Transaction Summary” and “Glossary” in this prospectus supplement and “Summary—Interest” in the accompanying prospectus.

The assets of the issuing entity include:

•	Credit card receivables that arise in certain revolving credit card accounts owned by Chase Bank USA, National Association;
•	The collateral certificate, Series 2002-CC, issued by the First USA Credit Card Master Trust; and
•	The collection account, the excess funding account and any other supplemental accounts, including the interest funding account and the principal funding account.

The assets of the issuing entity may include in the future:

•	One or more additional collateral certificates issued by credit card master trusts or other securitization special purpose entities whose assets consist primarily of credit card receivables arising in revolving credit card accounts owned by Chase Bank USA, National Association or by one of its affiliates; and
•	Additional credit card receivables that arise in revolving credit card accounts owned by Chase Bank USA, National Association or by one of its affiliates.

Enhancement for the Class A(2013-7) notes is provided in the form of outstanding subordinated notes as described in “Transaction Summary” in this prospectus supplement and in “Summary—Subordination, Credit Enhancement” in the accompanying prospectus.

Neither the SEC nor any state securities commission has approved the Class A(2013-7) notes or determined that this prospectus supplement or the accompanying prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

J.P. Morgan
Barclays
RBC Capital Markets

You should consider the discussion under “Risk Factors” beginning on page 11 of the accompanying prospectus before you purchase any notes.

The notes are obligations of the issuing entity only and are not interests in or obligations of Chase Bank USA, National Association, any of its affiliates or any other person or entity.

The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Page
Underwriting	S-3

Glossary	S-5

Annex I Other Outstanding Classes and Tranches	A-I-1

Annex II Outstanding First USA Master Trust Series	A-II-1

i

Important Notice about Information Presented in this

Prospectus Supplement and the Accompanying Prospectus

We provide information to you about the CHASEseries notes in two separate documents that progressively provide more detail: (a) this prospectus supplement, which will describe the specific terms of the Class A(2013-7) notes and (b) the accompanying prospectus, which provides specific information about the CHASEseries notes and general information about all of the notes that may be issued by the issuing entity, some of which may not apply to the Class A(2013-7) notes, and financial and other information about the issuing entity’s assets.

This prospectus supplement may be used to offer and sell the Class A(2013-7) notes only if accompanied by the prospectus.

This prospectus supplement may supplement disclosure in the accompanying prospectus. If the terms of the Class A(2013-7) notes vary between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information provided in this prospectus supplement and the accompanying prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the Class A(2013-7) notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus supplement or the accompanying prospectus as of any date other than the dates stated on their respective covers.

We include cross-references in this prospectus supplement and in the accompanying prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus supplement and in the accompanying prospectus provide the pages on which these captions are located.

ii

Transaction Summary

Issuing Entity:	Chase Issuance Trust

Sponsor, Depositor, Originator, Administrator and Servicer:	Chase Bank USA, National Association or “Chase USA”

Owner Trustee:	Wilmington Trust Company

Indenture Trustee and Collateral Agent:	Wells Fargo Bank, National Association

Expected Issuance Date:	, 2013

Annual Servicing Fee:	1.5%

Clearance and Settlement:	DTC/Clearstream/Euroclear

Trust Assets:	The First USA Master Trust collateral certificate, receivables originated in MasterCard® and VISA® accounts, including recoveries on charged-off receivables and interchange

Notes Offered by this Prospectus Supplement:	Class A(2013-7)

Principal Amount:	$500,000,000*

Enhancement:	subordination of the Class B notes and the Class C notes

Class A Required Subordinated Amount of Class C Notes:	8.13953% of the adjusted outstanding dollar principal amount of the Class A(2013-7) notes

Class A Required Subordinated Amount of Class B Notes:	8.13953% of the adjusted outstanding dollar principal amount of the Class A(2013-7) notes

Aggregate Outstanding Dollar Principal Amount of CHASEseries notes on Expected Issuance Date (including the Class A(2013-7) notes):	$29,756,666,667*

Aggregate Outstanding Dollar Principal Amount of Class A notes on Expected Issuance Date (including the Class A(2013-7) notes):	$23,920,000,000*

Aggregate Outstanding Dollar Principal Amount of Class B notes on Expected Issuance Date:	$2,936,666,667

Aggregate Outstanding Dollar Principal Amount of Class C notes on Expected Issuance Date:	$2,900,000,000

Interest Rate:	One-month LIBOR plus % per annum

Initial LIBOR Determination Date:	, 2013**

Interest Accrual Method:	actual/360

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

First Interest Payment Date:	October 15, 2013

Scheduled Commencement of Accumulation Period:	September 1, 2017

Scheduled Principal Payment Date:	September 17, 2018

Legal Maturity Date:	September 15, 2020

Price to Public:	$ (or %)

Underwriting Discount:	$ (or %)

Net proceeds from the sale of the Class A(2013-7) notes net of estimated expenses:	$ (or %)

CUSIP/ISIN:	/

*	Subject to increase.
**	For a description of LIBOR and LIBOR Determination Date, see Glossary on page S-5.

iii

Use of Proceeds

The proceeds from the sale of the Class A(2013-7) notes offered by this prospectus supplement will be used to make deposits to the Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $                 and the remaining proceeds, in the amount of $                 before deduction of issuance expenses, will be paid to Chase USA. The estimated expenses are $            . Therefore, the proceeds, net of the deposits to the Class C reserve subaccounts and issuance expenses, will be approximately $                . Chase USA will use the remaining net proceeds for its general corporate purposes.

Recent Developments

JPMorgan Chase & Co. (“JPMorgan Chase”) announced on September 19, 2013 that JPMorgan Chase Bank, N.A. (“Chase Bank”), Chase USA and JPMorgan Bank and Trust Company, N.A. (collectively, the “Banks”) entered into a consent order with the Office of the Comptroller of the Currency (“OCC”) regarding collections litigation processes pursuant to which the Banks agreed to take certain corrective actions. The consent order was issued in connection with the Banks’ past oversight of third parties, operational processes and control functions related to collections litigation practices, the execution and notarization of sworn documents, and the compliance with the Servicemembers Civil Relief Act, in connection with a small percentage of JPMorgan Chase’s credit card, student loan, auto loan, business banking and commercial banking customers who defaulted on their loan or contract.

Also on September 19, 2013, Chase Bank and Chase USA entered into consent orders with the OCC and the Consumer Financial Protection Bureau (“CFPB”) regarding the billing and administration of credit monitoring products previously offered by Chase Bank and Chase USA. Those banks stopped enrollments in the credit monitoring products in mid-2012 and have credited or refunded the customers affected. The consent orders require Chase Bank and Chase USA to pay penalties and take certain corrective actions.

Chase USA does not expect that the consent orders described above will adversely affect the payment of principal or interest by the issuing entity on the notes offered hereunder.

JPMorgan Chase is experiencing heightened scrutiny by its regulators of its compliance with new and existing regulations, and with respect to its controls and operational processes. Accordingly, JPMorgan Chase expects that its banking supervisors will in the future continue to take more formal enforcement actions against JPMorgan Chase rather than issuing informal supervisory actions or criticisms.

Underwriting

Subject to the terms and conditions of the underwriting agreement for the offered notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the offered notes opposite its name:

Underwriters	Principal Amount
J.P. Morgan Securities LLC	$
Barclays Capital Inc.
RBC Capital Markets, LLC

Total	$

The several underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all $                 aggregate principal amount of the offered notes if any of the offered notes are not purchased.

The underwriters have advised the issuing entity that the several underwriters propose initially to offer the offered notes to the public at the public offering price on the cover page of this prospectus supplement, and to certain dealers at that public offering price less a concession not in excess of                 % of the principal amount of the offered notes. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of                 % of the principal amount.

After the public offering, the public offering price and other selling terms may be changed by the underwriters.

Each underwriter of the offered notes has represented and agreed that:

•

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the offered notes in, from or otherwise involving the United Kingdom; and

•

it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any offered notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the issuing entity.

In connection with the sale of the offered notes, the underwriters may engage in:

•	over-allotments, in which members of the syndicate selling the offered notes sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

•	stabilizing transactions, in which purchases and sales of the offered notes may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

•

syndicate covering transactions, in which members of the selling syndicate purchase the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions; and

•

penalty bids, by which the underwriter reclaims a selling concession from a syndicate member when any of the offered notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered notes to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity and Chase USA will, jointly and severally, indemnify the underwriters against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities. The issuing entity’s obligation to indemnify the underwriters will be limited to available finance charge collections after making all required payments and required deposits under the indenture.

The issuing entity will receive proceeds of $                 from the sale of the offered notes. This amount represents             % of the principal amount of those notes and is net of the underwriting discount of $            . The underwriting discount represents             % of the principal amount of those notes. Deposits will be made to Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $                . The issuing entity will pay these proceeds to Chase USA which will use the proceeds as described in “Use of Proceeds” in this prospectus supplement. Additional issuance expenses are estimated to be $            .

J.P. Morgan Securities LLC is a wholly owned subsidiary of JPMorgan Chase & Co. and an affiliate of Chase USA and of JPMorgan Chase Bank, National Association.

Glossary

This prospectus supplement uses defined terms such as those found below. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page 149 in the accompanying prospectus.

“LIBOR” means, as of any LIBOR Determination Date, the rate for deposits in United States dollars for a one-month period which appears on Reuters Screen LIBOR01 Page or on such comparable system as is customarily used to quote LIBOR as of 11:00 a.m., London time, on that date. If this rate does not appear on Reuters Screen LIBOR01 Page or on a comparable system as is customarily used to quote LIBOR, the rate for that LIBOR Determination Date will be determined on the basis of the rates at which deposits in United States dollars are offered by four major banks selected by the beneficiary of the issuing entity at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market for a one-month period. The indenture trustee will request the principal London office of each of the banks to provide a quotation of its rate. If at least two quotations are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the beneficiary of the issuing entity, at approximately 11:00 a.m., New York City time, on that day for loans in United States dollars to leading European banks for a one-month period.

“LIBOR Determination Date” means (1)             , 2013 for the period from and including the issuance date through but excluding October 15, 2013 and (2) for each interest period thereafter, the second London Business Day prior to each interest payment date on which that interest period commences.

“London Business Day” means any Business Day on which dealings in deposits in United States dollars are transacted in the London interbank market.

Annex I

Other Outstanding Classes and Tranches

The following classes and tranches of CHASEseries notes are expected to be outstanding on the issuance date. The information provided in this Annex I is an integral part of the prospectus supplement.

CHASEseries

Class A	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class A(2004-3)	May 12, 2004	$675,000,000	One Month LIBOR + 0.17%	June 16, 2014	February 15, 2017
Class A(2006-2)	February 22, 2006	$425,000,000	5.16%	February 16, 2016	April 16, 2018
Class A(2006-6)	October 30, 2006	$200,000,000	One Month LIBOR + 0.03%	October 15, 2015	December 15, 2017
Class A(2006-8)	December 18, 2006	$500,000,000	One Month LIBOR + 0.06%	December 16, 2013	February 16, 2016
Class A(2007-2)	February 21, 2007	$400,000,000	One Month LIBOR + 0.05%	February 15, 2017	April 15, 2019
Class A(2007-3)	February 15, 2007	$450,000,000	5.23%	February 15, 2017	April 15, 2019
Class A(2007-5)	April 11, 2007/ April 26, 2007/ May 22, 2007	$470,000,000	One Month LIBOR + 0.04%	March 15, 2017	March 15, 2019
Class A(2007-7)	May 9, 2007	$215,000,000	One Month LIBOR + 0.02%	June 16, 2014	June 15, 2017
Class A(2007-8)	May 30, 2007	$200,000,000	One Month LIBOR + 0.02%	March 16, 2015	March 15, 2017
Class A(2007-12)	August 1, 2007	$405,000,000	One Month LIBOR + 0.05%	August 15, 2017	August 15, 2019
Class A(2008-2)	February 20, 2008	$1,035,000,000	One Month LIBOR + 0.90%	February 17, 2015	February 15, 2017
Class A(2008-3)	March 17, 2008/ April 1, 2008	$910,000,000	One Month LIBOR + 1.10%	March 17, 2014	March 15, 2016
Class A(2008-8)	May 16, 2008	$800,000,000	One Month LIBOR + 1.20%	May 15, 2015	May 15, 2017
Class A(2008-14)	September 30, 2008	$250,000,000	One Month LIBOR + 1.60%	October 15, 2013	October 15, 2015
Class A(2011-3)	December 28, 2011	$775,000,000	One Month LIBOR + 0.12%	December 16, 2013	December 15, 2015
Class A(2012-1)	May 22, 2012	$1,600,000,000	One Month LIBOR + 0.10%	May 15, 2014	May 16, 2016
Class A(2012-2)	June 5, 2012	$750,000,000	One Month LIBOR + 0.27%	May 15, 2017	May 15, 2019
Class A(2012-3)	June 18, 2012	$1,500,000,000	0.79%	June 15, 2015	June 15, 2017
Class A(2012-4)	July 26, 2012	$1,500,000,000	1.58%	August 15, 2019	August 16, 2021
Class A(2012-5)	September 13, 2012	$1,150,000,000	0.59%	August 17, 2015	August 15, 2017
Class A(2012-6)	September 13, 2012	$700,000,000	One Month LIBOR + 0.13%	August 17, 2015	August 15, 2017
Class A(2012-7)	October 9, 2012	$750,000,000	2.16%	September 15, 2022	September 16, 2024
Class A(2012-8)	November 21, 2012/ December 13, 2012	$1,600,000,000	0.54%	October 15, 2015	October 16, 2017
Class A(2012-9)	November 21, 2012	$350,000,000	One Month LIBOR + 0.15%	October 15, 2015	October 16, 2017
Class A(2012-10)	December 21, 2012	$900,000,000	One Month LIBOR + 0.26%	December 15, 2017	December 16, 2019
Class A(2013-1)	February 21, 2013	$750,000,000	1.30%	February 15, 2018	February 18, 2020
Class A(2013-2)	February 26, 2013	$1,150,000,000	One Month LIBOR + 0.10%	February 17, 2015	February 15, 2017
Class A(2013-3)	April 19, 2013	$625,000,000	One Month LIBOR + 0.28%	April 16, 2018	April 15, 2020
Class A(2013-4)	May 23, 2013/ June 11, 2013	$1,085,000,000	One Month LIBOR + 0.10%	May 15, 2015	May 15, 2017
Class A(2013-5)	May 23, 2013	$400,000,000	0.47%	May 15, 2015	May 15, 2017
Class A(2013-6)	July 25, 2013	$900,000,000	One Month LIBOR + 0.42%	July 16, 2018	July 15, 2020

A-I-1

Class B	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class B(2005-5)	October 28, 2005	$216,666,667	One Month LIBOR + 0.22%	January 15, 2014	March 15, 2016
Class B(2007-1)	February 21, 2007	$515,000,000	One Month LIBOR + 0.25%	February 15, 2017	April 15, 2019
Class B(2010-2)	May 26, 2010	$380,000,000	One Month LIBOR + 0.78%	December 16, 2013	December 15, 2015
Class B(2010-3)	May 26, 2010	$75,000,000	One Month LIBOR + 0.96%	August 15, 2017	August 15, 2019
Class B(2012-1)	May 23, 2012	$750,000,000	One Month LIBOR + 0.55%	May 15, 2015	May 15, 2017
Class B(2012-2)	September 13, 2012	$1,000,000,000	One Month LIBOR + 0.61%	September 15, 2017	September 16, 2019

Class C	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class C(2004-2)	June 30, 2004	$165,000,000	One Month LIBOR + 0.80%	June 16, 2014	February 15, 2017
Class C(2007-1)	February 21, 2007	$405,000,000	One Month LIBOR + 0.46%	February 15, 2017	April 15, 2019
Class C(2010-2)	May 26, 2010	$505,000,000	One Month LIBOR + 1.40%	December 16, 2013	December 15, 2015
Class C(2010-3)	May 26, 2010	$75,000,000	One Month LIBOR + 1.60%	August 15, 2017	August 15, 2019
Class C(2012-1)	May 23, 2012	$750,000,000	One Month LIBOR + 0.96%	May 15, 2015	May 15, 2017
Class C(2012-2)	September 13, 2012	$1,000,000,000	One Month LIBOR + 0.96%	September 15, 2017	September 16, 2019

A-I-2

Annex II

Outstanding First USA Master Trust Series

The following First USA Master Trust series is expected to be outstanding with the invested amount set forth below on the issuance date. The information provided in this Annex II is an integral part of the prospectus supplement.

Outstanding First USA Master Trust Series:

Series/Class	Issuance Date	Invested Amount	Certificate Rate	Scheduled Payment Date	Termination Date
1. Series 2002-CC	May 1, 2002	$37,700,000

A-II-1

CHASE ISSUANCE TRUST

Issuing Entity

CHASEseries

$500,000,000

Class A(2013-7) Notes

CHASE BANK USA, NATIONAL ASSOCIATION

Sponsor, Depositor, Originator, Administrator and Servicer

PROSPECTUS SUPPLEMENT

Underwriters

J.P. Morgan

Barclays

RBC Capital Markets

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

We are not offering the CHASEseries notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus supplement and the accompanying prospectus as of any date other than the dates stated on their respective covers.

Dealers will deliver a prospectus supplement and accompanying prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the notes will deliver a prospectus supplement and accompanying prospectus until             , 2013.